Exhibit 99.2

 Half Year Report  2025

 Table of Contents  Letter of the CEO Our company  Marine H2 Infra  H2 Industry Where we operate Company strategy  Our culture, ethics and values  Key events first half 2025  Highlights  Events after the half-year ended 30 June 2025 CMB.TECH share  Our fleet  TCE Rates Trading routes  Market Dynamics  3  4  5  6  6  7  8  9  10  16  17  18  20  22  23  24  25  26  27  28  29  29  30  Risks & uncertainties Financials  Unaudited condensed consolidated interim statement of financial position  Unaudited condensed consolidated interim statement of profit or loss  Unaudited condensed consolidated interim statement of comprehensive income  Unaudited condensed consolidated interim statement of changes in equity  Unaudited condensed consolidated interim statement of cash flows  Forward looking statements  32  CMB.TECH - Half Year Report 2025  2

 Letter of the CEO  Dear Shareholders,  Our company has gone through another transformative semester during the first half of 2025.  We were able to first acquire a significant stake in Golden Ocean and follow through with the successful merger between CMB.TECH and Golden Ocean in August. This very important milestone diversifies our fleet with 89 modern dry bulk vessels, strengthens our balance sheet and improves our liquidity and market cap on the stock exchange. Our combined fleet now stands at around 250 vessels with an average age of just 6 years.  We are expecting a smooth integration of the Golden Ocean fleet into CMB.TECH and welcome the new ships and the team to our family.  During the past six months, we have also taken delivery of seven newbuildings, sold four older vessels and signed agreements for ten ammonia-powered ships, adding over 1 billion USD of contract backlog.  We are firing on all cylinders in the execution of our strategy and are uniquely positioned to benefit from stronger tanker and dry bulk markets in the immediate future.  Best regards, Alexander Saverys  CMB.TECH - Half Year Report 2025  3

 Our company  CMB.TECH is a diversified & future-proof maritime group with about 250 seagoing vessels (including newbuildings): dry bulk carriers, crude oil tankers, chemical tankers, container transport, offshore wind vessels and port vessels. The group focuses on large marine and industrial applications powered by hydrogen or ammonia. The company also offers hydrogen and ammonia fuel to customers, through its own production or third-party producers.  The company also works on developing hydrogen-powered industrial applications like trucks, locomotives and straddle carriers. The group believes that using hydrogen for smaller ships and ammonia for larger ones could play a major role in making shipping greener.  The strategy is centred around diversification and decarbonisation of the fleet. Our goal is to become the benchmark in sustainable shipping: "Decarbonise Today, Navigate Tomorrow."  CMB.TECH is listed on Euronext Brussels and on the NYSE under the symbol CMBT and on Euronext Oslo Børs under the ticker symbol 'CMBTO'. The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, the US and Africa.  The company has 3 divisions: Marine, H2 Infra and H2 Industry.  CMB.TECH - Half Year Report 2025 - Current situation on 28 August  4

 Marine  Shipping is our core business and features a modern and future-proof fleet with a clear focus on using hydrogen and ammonia to lower carbon emissions. The marine division consists of 6 brands.  Bocimar owns and operates dry bulk vessels and transports iron ore, Bauxite coal, grain and other dry bulk cargoes.  Euronav is the oil tanker brand, engaged in marine transport and crude oil storage.  Bochem is an owner and operator of high quality and modern stainless steel chemical tankers.  Delphis specialises in medium-sized container ships.  Windcat is a leading provider of safe and efficient crew transfer services to the offshore wind industry.  CMB.TECH also owns, operates & designs hydrogen-powered port vessels.  CMB.TECH - Half Year Report 2025 - Current situation on 28 August  5

 H2 Infra  CMB.TECH’s H2 Infra division offers hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers. Within H2 Infra, the necessary technology and infrastructure is engineered, developed and operated to produce and distribute green hydrogen and ammonia. A particular focus on hydrogen and ammonia storage completes the entire value chain to deliver the clean fuels of the future.  H2 Infra is investing in hydrogen and ammonia production in Namibia, owns and operates a hydrogen refuelling station in Antwerp, and owns a fleet of hydrogen mobile refuellers.  H2 Industry  H2 Industry is a leading provider of scalable dual fuel industrial applications. Its proven combustion technology enables the group to develop heavy-duty hydrogen- and ammonia- powered applications that offer flexibility, robustness and cost- effectiveness.  H2 Industry plays a pivotal role in supporting our Marine division to roll out hydrogen- and ammonia-powered ships.  CMB.TECH - Half Year Report 2025 - Current situation on 28 August  6

 Where we operate  CMB.TECH - Half Year Report 2025 - Current situation on 28 August  7

 Company strategy  Diversification of the fleet  The group focuses on owning and operating a diversified fleet. CMB.TECH represents a diversified and future-proof maritime group with about 250 seagoing vessels (including newbuildings): dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore wind vessels and port vessels.  Decarbonisation of the fleet  Dedicate significant amounts of capital to the development of low-carbon ships, engines, fuel supply systems and the production of low-carbon fuels. We want to offer our customers the best ships to lower their greenhouse gas emissions. We also want to optimise and modernise our existing fleet by divesting less efficient/older vessels and reinvesting the proceeds in future- proof newbuildings/modern second-hand vessels or technical upgrades (e.g. energy saving devices).  CMB.TECH - Half Year Report 2025 - Current situation on 28 August  8  1  2

 Our culture, ethics and values  A core set of values for the organisation are refined into key behaviours that serve as exemplary for both employees and management. By seeking to align the values with the actions and attitudes that are displayed both inside and outside the company, we hope to successfully execute our corporate objectives. The values define how CMB.TECH does business:  – Entrepreneurship: The entrepreneurial mindset will fuel growth. Both shareholders and wider society will benefit from the end results. We are decisive with a strong can-do attitude.  Family: The way we do business, our ethics and our interaction with our stakeholders are inspired by strong family values: honesty, hard work, openness, solidarity and long-term value creation.  Growth & innovation: We are a pioneer in greening shipping, adapting to changing environments by developing future-proof products and solutions. We invest in the future, even in the direst of times.  Commitment: Through our values, we show our commitment to the industry, our customers, our employees and the world we live in. We are reliable and loyal.  Sustainability: We think about the wider impact of our actions on society, the environment and the group. We take the lead by promoting the use of green hydrogen and green ammonia.  Efficiency: We are committed to working as efficiently as possible in our day-to-day operations to maximise the value creation of everything we undertake.  These values serve as our compass, as guidance for all interactions with stakeholders and to reinforce dedication to responsible, ethical and effective business practices.  CMB.TECH - Half Year Report 2025 - Current situation on 28 August  9

 Key events first half 2025  CMB.TECH - Half Year Report 2025  10  7 January 2025  The company took delivery of Newcastlemax Mineral Portugal (2025  - 210,754 dwt).  13 January 2025  Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen-powered (dual fuel) multifunctional harbour utility vessel (MPHUV) with Neptune Construction. Delivery is scheduled in 2026.

 CMB.TECH - Half Year Report 2025  11  23 January 2025  The company took delivery of the Newcastlemax Mineral Osterreich (2025- 210,761 dwt).  27 January 2025  The VLCC Alsace (2012 – 299,999 DWT)  has successfully been delivered to its new owner.  4 March 2025  CMB.TECH NV announced that it has entered into a share purchase agreement with Hemen Holding Limited , through its  subsidiary, for the acquisition of  81,363,730 shares in Golden Ocean Group Limited at a price of 14.49 USD per share.

 CMB.TECH - Half Year Report 2025  12  21 March 2025  Golden Ocean Group Limited announced the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the company.  24 March 2025  CMB.TECH announced that it has signed an agreement with Mitsui  O.S.K. Lines, Ltd. and MOL CHEMICAL TANKERS PTE. LTD.  for nine ammonia-powered vessels.  26 March 2025  The company took delivery of the CTV Hydrocat 60.  27 March 2025  CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase.  CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.  12 March 2025  On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean. This acquisition is in line with CMB.TECH’s strategic objective of diversification and investing in a modern dry bulk fleet.

 CMB.TECH - Half Year Report 2025  13  3 April 2025  CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase.  On 3 April 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.  10 April 2025  The company took delivery of the Newcastlemax Mineral Suomi (2025- 210,000 dwt).  14 April 2025  CMB.TECH announced that it has signed an agreement with Fortescue to charter a new ammonia-powered vessel featuring a dual fuel engine.  9 April 2025  The Company took delivery of the CTV TSM Windcat 59.

 CMB.TECH - Half Year Report 2025  14  22 April 2025  CMB.TECH and Golden Ocean announced that they have signed a term sheet (the “Term Sheet”) for a contemplated stock-for- stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments.  23 April 2025  The company took delivery of the Newcastlemax Mineral Sverige (2025- 210,000 dwt).  30 April 2025  CMB.TECH announced that it had sold three VLCCs, Iris (2012, 314,000 dwt), Hakata (2010,  302,550 dwt) & Hakone (2010,  302,624 dwt).

 CMB.TECH - Half Year Report 2025  15  23 May 2025  The company took delivery of the Newcastlemax Mineral Polska (2025- 210,000 dwt).  28 May 2025  CMB.TECH and Golden Ocean announced that they signed an agreement and plan of merger for a stock-for-stock merger, as contemplated by the term sheet previously announced on 22 April 2025.  23 June 2025  The company took delivery of the Newcastlemax Mineral Cesko (2025- 210,000 dwt).

 Highlights  January  CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt). The sale generated a capital gain of  18.8 million USD. The vessel was delivered to its new owner on 10 March 2025.  On 7 January 2025, the company took delivery of the Newcastlemax Mineral Portugal (2025 - 210,754 dwt).  On 13 January 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen-powered (dual fuel) multifunctional harbour utility vessel (MPHUV) with Neptune Construction. Delivery is scheduled in 2026.  On 23 January 2025, the company took delivery of the Newcastlemax Mineral Osterreich (2025 - 210,761 dwt).  On 27 January 2025, the VLCC Alsace (2012 - 299,999 DWT) was successfully delivered to its new owner. A capital gain of approximately USD 27.46 million was booked in Q1 2025.  The Windcat 6 has been sold, after 18 years of service. The sale generated a capital gain of 0.25 million USD. The vessel was delivered to its new owner at the end of January 2025.  March  On 4 March 2025, CMB.TECH NV announced that it had entered into a share purchase agreement with Hemen Holding Limited, through its subsidiary, for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8% of Golden Ocean’s outstanding shares and votes which includes all Golden  Ocean shares controlled by Hemen), at a price of 14.49 USD per share. On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean. This acquisition is in line with CMB.TECH’s strategic objective of diversification and investing in a modern dry bulk fleet.  On 21 March 2025, Golden Ocean Group Limited announced the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the company. Taking into account these changes, the Board of Directors currently consists of Mr. James O’Shaughnessy, Ms. Tonesan Amissah, Mr. Patrick De Brabandere and Mr. Patrick Molis.  On 24 March 2025, CMB.TECH announced that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD.  (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia- powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively.  In March 2025, the company took delivery of the CTV Hydrocat 60.  On 27 March 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On 27 March  2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.  April  On 3 April 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase. On 3 April 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.  On 10 April 2025, the company took delivery of the Newcastlemax Mineral Suomi (2025 - 210,000 dwt).  On 14 April 2025, CMB.TECH announced that it signed an agreement with Fortescue to charter a new ammonia-powered vessel featuring a dual fuel engine. The 210,000-dwt vessel is part of CMB.TECH’s series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to Fortescue by the end of next year. It will play a vital role taking iron ore from the Pilbara to customers in China and around the world.  On 22 April 2025, CMB.TECH and Golden Ocean announced that they signed a term sheet (the “Term Sheet”) for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments.  On 23 April 2025, the company took delivery of the Newcastlemax Mineral Sverige (2025 - 210,000 dwt).  CMB.TECH - Half Year Report 2025  16

 On 30 April 2025, CMB.TECH announced that it had sold three VLCCs, Iris (2012 - 314,000 dwt), Hakata (2010 - 302,550 dwt) & Hakone (2010 - 302,624 dwt)  as part of its fleet rejuvenation. The sales generated a total capital gain of 96.7 million USD. The vessels will be delivered to their new owners in the course of this year.  May  On 23 May 2025, the company took delivery of the Newcastlemax Mineral Polska (2025 - 210,000 dwt).  On 28 May 2025, CMB.TECH and Golden Ocean announced that they signed an agreement and plan of merger (the “Merger Agreement”) for a stock-for- stock merger, as contemplated by the term sheet previously announced on 22 April 2025.  June  On 23 June 2025, the company took delivery of the Newcastlemax Mineral Cesko (2025 - 210,000 dwt).  Events after the half- year ended 30 June 2025  On 2 July 2025, the CTV TSM Windcat 59 was delivered.  On 3 July 2025, the company entered into an agreement to sell the Capesize vessel Golden Zhoushan for a sale price of USD 22.1 million, less a 1% commission. The vessel is expected to be delivered to its new owner in the third quarter of 2025.  On 24 July 2025, the CSOV Windcat Rotterdam was delivered.  On 25 August 2025, the Company entered into an agreement to sell the Suezmax Sofia (2010 - 165,000 dwt) for a net sale price of USD 40.1 million. The sale will generate a gain of approximately USD 20.4 million and is expected to be delivered to its new owner in the fourth quarter of 2025.  Corporate update  On 17 July 2025, CMB.TECH provided a market update on the progress of the stock-for-stock merger between CMB.TECH and Golden Ocean. It was announced that Golden Ocean would hold an SGM to vote on the proposed merger on 19 August 2025.  More information can be found in the registration statement on Form F-4 (the “Registration Statement”) filed by CMB.TECH with the SEC on 1 July 2025.  On 19 August 2025, Golden Ocean held a Special General Meeting to vote on the proposed merger. The merger was approved by shareholders holding 92.72% of the shares present or represented at the meeting. Dissenting shareholders may, within one month after the notice for the Special General Meeting has been given, apply to the Supreme Court of Bermuda to have the fair value of its shares appraised. Certain parties alleging to be former shareholders of Golden Ocean have filed appraisal claims. The aggregate number of Golden Ocean shares allegedly held by these parties is 24,438,718, representing approximately 12.15% of the total number of former Golden Ocean shares.  On 20 August 2025, the merger was closed. Based on the Exchange Ratio and the current number of outstanding Golden Ocean common shares and ordinary shares in the company, the company issued 95,952,934 new ordinary shares by means of a capital increase by contribution in kind.  Upon completion of the Merger, CMB.TECH shareholders own 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders own 30% (or 33% excluding treasury shares) of the total issued share capital of CMB.TECH.  CMB.TECH remains listed on the New York Stock Exchange (“NYSE”) and Euronext Brussels under the ticker symbol ‘CMBT’. As of August 20, 2025, CMB.TECH is also listed on Euronext Oslo Børs under the ticker symbol ‘CMBTO’.  Following the merger, CMB.TECH is one of the largest listed diversified maritime groups in the world with a combined fleet of about 250 vessels.  CMB.TECH - Half Year Report 2025  17

 CMB.TECH share  On 30 June 2025, the share capital of CMB.TECH was represented by 220,024,713 shares of which 25,807,878 shares were held as treasury shares by CMB.TECH.  On 30 June 2025, CMB.TECH’s shareholders’ structure was the following:  Shareholder  Shares  Percentage of total #  Percentage of total # of  shares voting shares  CMB.TECH  (treasury shares)  25,807,878.00  11.73% — %  Saverco NV  24.40  0.01%  0.01 %  CMB NV  178,726,458.00  81.23%  92.02 %  Total  204,558,736.00  92.97%  92.04 %  Free float  15,465,977.00  7.03%  7.96 %  Total  220,024,713.00  100.00%  100.00 %  CMB.TECH - Half Year Report 2025  18  Number of shares traded per day in CMB.TECH  CMB.TECH Share Price

 On 28 August 2025, the share capital of CMB.TECH was represented by 315,977,647 shares of which 25,807,878 shares were held as treasury shares by CMB.TECH.  On 28 August 2025, CMB.TECH’s shareholders’ structure was the following:  Shareholder  Shares  Percentage of total #  Percentage of total # of  shares voting shares  CMB.TECH  (treasury shares)  25,807,878.00  8.17% — %  Saverco NV  24,400.00  0.01%  0.01 %  CMB NV  178,726,458.00  56.56%  61.59 %  Total  204,558,736.00  64.74%  61.60 %  Free float  111,418,911.00  35.26%  38.40 %  Total  315,977,647.00  100.00%  100.00 %  CMB.TECH - Half Year Report 2025  19

 Our fleet  On 30 June 2025, CMB.TECH owned and operated 163 (+89*) vessels. Our fleet (including newbuildings & vessels on charter) consisted of :  The total fleet has an aggregate carrying capacity of approximately 16 million dwt (excluding CTVs).* The company had 44 vessels under construction on 30 June 2025.  CMB.TECH - Half Year Report 2025  20

 On 30 June 2025 our fleet, including vessels on charter, consisted of the following:  Euronav  Owned  Newbuilding  VLCC  12  5  Suezmax  18  2  FSO  2  Bocimar  Newcastlemax  16 + 18*  12  Coaster  0  2  Capesize  41*  Kamsarmax  26*  Panamax  Bochem  4*  Chemical tanker  6  8  Bitumen  Delphis  0  2  Container vessel 6000 TEU  4  0  Container vessel 1400 TEU  0  1  Windcat  CTV  56  5  CSOV  0  6  Port vessels  Tugboat  1  Ferries  2  Multi purpose port vessel  1  *Following the merger with Golden Ocean  CMB.TECH - Half Year Report 2025  21

 TCE Rates  The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:  In USD per day  First semester 2025  First semester 2024  CRUDE OIL TANKERS  VLCC  Average spot rate (in TI Pool)*  39,774  45,600  Average time charter rate**  46,114  46,700  SUEZMAX  Average spot rate***  40,314  54,600  Average time charter rate  32,845  30,700  FSO  Average time charter rate**  86,423  87.562  DRY BULK VESSELS  Average spot rate  20.975  31,504  CONTAINER VESSELS  Average time charter rate  29,378  29,378  CHEMICAL TANKERS  Average spot rate  21.471  26,426  Average time charter rate  19,306  19,306  OFFSHORE WIND  Average spot rate  2,789  2,824  *CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical offhire days)  **Including profit share where applicable  *** Reporting load-to-discharge, in line with IFRS 15  CMB.TECH - Half Year Report 2025  22

 Trading routes  CMB.TECH - Half Year Report 2025  23

 Market Dynamics  CMB.TECH - Half Year Report 2025  24

 Risks & uncertainties  The principal risks and uncertainties to which the Group is exposed for the remainder of the year, together with the Group’s strategy to manage them, are largely the same as those identified in the section “Internal control and risk management systems” of the annual report 2024, which is hereby incorporated by reference.  CMB.TECH - Half Year Report 2025  25

 Financials  CMB.TECH - Half Year Report 2025  26

 Unaudited condensed consolidated interim statement of financial position  (in thousands of USD)  June 30, 2025  December 31, 2024  ASSETS  Total non-current assets  7,684,474  3,434.227  Tangible assets  7,279,642  3,271.084  Intangible assets and goodwill  189,025  16.187  Receivables and other financial assets  89,211  75.076  Investments  117,948  61.806  Deferred tax assets  8,648  10.074  Current Assets  714,900  470.819  TOTAL ASSETS  8,399,374  3,905.046  EQUITY and LIABILITIES  Equity  2,552.842  1,192.324  Equity attributable to owners of the company  1,327,331  1,192.324  Non-controlling interest  1,225,511  —  Total non-Current Liabilities  5,066,949  2,320.066  Loans and borrowings  3,660,298  1,450,869  Other notes  199,217  198,887  Other borrowings  1,200,180  667,361  Lease liabilities  4,108  1,451  Other payables  1,579  —  Employee benefits  1,072  1,060  Deferred tax liabilities  495  438  Total current Liabilities  779,583  392,656  TOTAL EQUITY and LIABILITIES  8,399,374  3,905,046  CMB.TECH - Half Year Report 2025  27

 Unaudited condensed consolidated interim statement of profit or loss  (in thousands of USD)  June 30, 2025  June 30, 2024  Revenue  622,852  492,377  Gains on disposal of vessels/other tangible assets  103,791  502,547  Other operating income  20,155  38,245  Raw materials and consumables  (5,128)  (1,678)  Voyage expenses and commissions  (123,742)  (85,903)  Vessel operating expenses  (175,473)  (100,013)  Charter hire expenses  (1,620)  (17)  General and administrative expenses  (56,395)  (36,287)  Depreciation tangible assets  (162,767)  (80,529)  Amortisation intangible assets  (1,602)  (1,348)  Impairment losses  (3,573)  —  Result from operating activities  216,498  727,394  Net finance expenses  (182,440)  (45,980)  Share of profit (loss) of equity accounted investees (net of income tax)  1,571  2,570  Profit (loss) before income tax  35,629  683.984  Income tax benefit (expense)  (2,840)  (4,364)  Profit (loss) for the period  32,789  679,620  Attributable to:  Owners of the company  51,766  679,620  Non-controlling interest  (18,977)  —  Weighted average number of shares (basic)  194,216,835  197,886,375  Weighted average number of shares (diluted)  194,216,835  197,886,375  Basic earnings per share (in USD)  0.27  3.43  Diluted earnings per share (in USD)  0.27  3.43  CMB.TECH - Half Year Report 2025  28

 Unaudited condensed consolidated interim statement of comprehensive income  (in thousands of USD)  June 30, 2025  June 30, 2024  Profit/(loss) for the period  32,789  679,620  Other comprehensive income (expense), net of tax  9,536  1,141  Total comprehensive income (expense) for the period  42,325  680,761  Attributable to:  Owners of the company  61,302  680,761  Non-controlling interest  (18,977)  —  Unaudited condensed consolidated interim statement of changes in equity  (in thousands of USD)  June 30, 2025  June 30, 2024  Balance at 1 January 2025  1,192,324  2,357,373  Total comprehensive income (expense)  42,325  680,761  Total transactions with owners  1,318,193  (1,811,454)  Balance at 30 June 2025  2,552,842  1,226,680  CMB.TECH - Half Year Report 2025  29

 Unaudited  consolidated  (in thousands of USD)  June 30, 2025  June 30, 2024  condensed Net cash and cash equivalents at the beginning 38,869  429,370  of the period  Net cash from (used in) operating activities 77,374  254,641  interim statement  Net cash from (used in) investing activities  (1,385,605)  (207,480)  of cash flows  Net cash from (used in) financing activities  (1,424.516)  (131,138)  Effect of changes in exchange rates  (106)  (1.494)  Net cash and cash equivalents at the end of the period  155,048  343,899  CMB.TECH - Half Year Report 2025  30

 CMB.TECH - Half Year Report 2025  31

 Forward looking statements  CMB.TECH - Half Year Report 2025  32

 Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 in the US provides safe-harbour protections for forward-looking  statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The company wishes to take advantage of the safe-harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe-harbour legislation. The  words “believe”, “anticipate”,  “estimate”, “forecast”, “project”,  “intends”,  “plan”,  “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.  The forward-looking statements in this Half Year Report 2025 are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include - but are not limited to - the failure of counterparties to fully perform their contracts with us, the strength of world  economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation arising from mergers and acquisitions or otherwise, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, risks related to the technological, regulatory and market aspects in the development, testing and commercialisation of hydrogen and ammonia combustion engines and infrastructure and other factors.  We caution readers of this report not to place undue reliance on any forward-looking statements, which speak only as of their dates. Any forward-looking  statements are not guarantees of our performance, and actual results and developments may vary materially from  future future those  projected in the forward-looking statements. Except  as required by applicable law or regulation, we do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. The factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward looking statements. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.  CMB.TECH - Half Year Report 2025  33

 Registered office  De Gerlachekaai 20  B-2000 Antwerp - Belgium Tel. +32 3 247 59 11  VAT BE 0860 402 767  Website https://cmb.tech/  Responsible editor  Ludovic Saverys  De Gerlachekaai 20,  B-2000 Antwerp - Belgium  Registered within the jurisdiction of the Commercial Court of Antwerp  Dit verslag is ook beschikbaar in het Nederlands  This report can be downloaded on our website: https://cmb.tech/